UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year
ended                    December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition
period from ____________________ to  ________________________

Commission file
number                 33-63026

A.  Full title of plan and the address of the plan, if different from that of the issuer named below:

Morgan Stanley 401(k) Plan c/o Morgan Stanley Benefits Department 522 Fifth Avenue Twenty-third Floor New York, New York 10036

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MORGAN STANLEY 1585 Broadway New York, New York 10036

MORGAN STANLEY 401(k) PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	3

Notes to Financial Statements as of December 31, 2009 and 2008, and for the Year Ended December 31, 2009	4–23

SUPPLEMENTAL SCHEDULE —

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009	24

NOTE:
All other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Participants and Administrator of the
Morgan Stanley 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Morgan Stanley 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at year end) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
New York, New York

June 28, 2010

MORGAN STANLEY 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008

ASSETS:
Investments – at fair value:
Participant-directed investments	$-	$3,028,982,545
Interest in Master Trust (Note 8)	4,308,104,049	-
Participant loans	45,781,914	49,239,475
Total Investments	4,353,885,963	3,078,222,020

Cash	-	524

Receivables:
Employer contributions	96,470,873	106,532,548
Other	- .	932,667
Total Receivables	96,470,873	107,465,215

Total Assets	4,450,356,836	3,185,687,759

LIABILITY:
Accounts payable	- .	192,695

NET ASSETS AVAILABLE FOR BENEFITS
AT FAIR VALUE	4,450,356,836	3,185,495,064

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	43,686,311	115,770,007

NET ASSETS AVAILABLE FOR BENEFITS	$4,494,043,147	$3,301,265,071

See notes to financial statements.

MORGAN STANLEY 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2009

ADDITIONS:
Net investment income:
Net appreciation in participant-directed investments (Note 3)	$766,258,705
Interest in Master Trust net investment income (Note 8)	497,546,364
Interest	2,714,506
Dividends	21,669,754
Net investment income	1,288,189,329

Participant loan interest income	1,337,214
Contributions:
Employer contributions	96,470,873
Participant contributions	246,781,057
Total contributions	343,251,930

Net additions	1,632,778,473

DEDUCTIONS - Payment of benefits	442,822,146

INCREASE IN NET ASSETS
AVAILABLE FOR BENEFITS	1,189,956,327

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	3,301,265,071

Net transfer of assets into Plan	2,821,749

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$4,494,043,147

See notes to financial statements.

MORGAN STANLEY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.	DESCRIPTION OF THE PLAN

The following summary of the Morgan Stanley 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan.

General — The Plan is a profit-sharing plan that includes a “qualified cash or deferred arrangement” as described in section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Morgan Stanley & Co. Incorporated (the “Plan Sponsor”) is a wholly owned subsidiary of Morgan Stanley (the “Company”). Morgan Stanley’s Global Director of Human Resources or his or her delegate (“the Plan Administrator”) has the authority to control and manage the operation and administration of the Plan, make rules and regulations and take actions to administer the Plan.

All of the Plan’s investments are held in a trust account at The Bank of New York Mellon (the “Trustee”). The Morgan Stanley Defined Contribution Master Trust (the “Master Trust”) includes commingled assets of the Plan and the Morgan Stanley 401(k) Savings Plan (the “Savings Plan”). The trust account became a master trust effective July 1, 2009 when the Savings Plan was adopted by the Company.  Previously, the Master Trust held commingled assets of the Plan and the Morgan Stanley Employee Stock Ownership Plan (“ESOP”).  The ESOP was merged with and into the Plan effective August 31, 2008. During the ten month period September 1, 2008 to June 30, 2009 that occurred after the ESOP merger and prior to the adoption of the Savings Plan, the trust was not considered a master trust. Assets of the former ESOP are held in the Master  Trust’s Morgan Stanley Stock Fund.  The Plan’s interest in the Morgan Stanley Stock Fund is designated as an employee stock ownership plan within the meaning of Code section 4975(e)(7) to the extent provided in the Plan.

Eligibility — Full-time and part-time employees (regularly scheduled to work 20 hours or more per week) of participating companies are eligible to participate in the Plan upon hire. Part-time employees regularly scheduled to work less than 20 hours per week are eligible to participate after completing one year of service and attaining age 21.

Eligible employees who terminate employment and are later rehired by a Participating Company may participate in the Plan immediately upon rehire. Individuals who are (a) classified by a Participating Company and as non-U.S.-benefits-eligible workers, interns, summer associates, contingent workers, leased workers, independent contractors or consultants, regardless of whether or not such classification is subsequently upheld for any purpose by a court or federal, state or local administrative authority; (b) covered by a collective bargaining agreement with respect to which a Participating Company is a party, unless such agreement provides for participation in the Plans; or (c) first hired or transferred to a Participating Company while in an hourly status on or after July 1, 2004, are not eligible to participate in the Plan.

Employee Contributions — Eligible participants may elect to contribute before-tax or Roth after-tax contributions of 1% to 30% of eligible earnings subject to Code limits ($16,500 and $15,500 for 2009 and 2008, respectively). Those participants who have attained at least age 50 by the end of the year may elect a before-tax or Roth after-tax (see below) “Catch-Up Contribution” of 1% to 30% of eligible pay, subject to Code limits ($5,500 and $5,000 for 2009 and 2008, respectively).

Eligible participants may also elect to contribute non-Roth after-tax contributions of 1% to 30% of eligible earnings.  Eligible participants making non-Roth after-tax contributions include eligible employees considered to be non-highly compensated employees (for 2009, employees who earned less than $160,500 during 2008).  Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans. All contributions are subject to certain Code limitations.

Different limits apply in the case of residents of the Commonwealth of Puerto Rico and participants returning from a qualified military service leave. Puerto Rico residents age 50 or over can make Catch-Up Contributions limited to $1,000 for 2009 and 2008.

Effective December 23, 2009, the following feature was added to the Plan:

➢	Catch-Up Contributions made by a participant may be designated as Roth catch-up contributions, which are separately accounted for by the Plan Administrator.

Company Contributions — To be eligible for a Company match for a year, generally an employee must participate in the Plan by making before-tax or Roth after-tax contributions in that year and must be employed by the Company on December 31 of that year.

In addition, participants who terminate employment with the Company due to death, retirement or release, or are classified as totally and permanently disabled as defined by the Plan, are eligible to receive a Company match for the last calendar year in which they work.

U.S. benefits-eligible employees first hired, rehired, transferred from an international benefit plan, converted from a leased worker status or otherwise newly U.S. benefits eligible on or after July 1, 2007, are eligible to participate in the Retirement Contribution provision of the Plan the first of the month coincident with or next following one year of service. Special eligibility rules may apply to employees who were grandfathered under certain pension plans prior to January 1, 2004, and to employees rehired within 12 months of their termination, if they were participants of the Morgan Stanley Employees Retirement Plan (the “Pension Plan”) at their termination date. Eligible employees receive a Retirement Contribution regardless of whether or not they contribute to the Plan or receive a Company match.

The Retirement Contribution is equal to a percentage of eligible pay, based on completed Years of Service (YOS) at the end of the Plan year, in accordance with the following schedule:

Retirement
YOS	Contribution

0–9	2%
10–19	3%
20–29	4%
30+	5%

For 2009 and 2008, Retirement Contributions in the amounts of $9,278,816 and $2,234,110 were made to the Plan, respectively. The contributions were recorded as receivables at their respective year ends, and paid by the Company in January 2010.

The Plan-provided Company match formula is as follows:

•	$1.00 for each dollar on the first $2,000 of employee eligible pre-tax and Roth 401(k) contributions to the Plan

•	plus $.50 for each dollar of employee eligible pre-tax and Roth 401(k) contributions over $2,000 to the Plan.

The total Company match for a participant is limited to 6% of the participant’s eligible pay, limited to $170,000. The maximum Company match for 2009 and 2008 was $6,100. The Company may make contributions in shares of Morgan Stanley common stock contributed directly to the Plan or in cash invested in the Morgan Stanley Stock Fund. Historically, the contribution has been satisfied by using balances in forfeited nonvested accounts and by a stock contribution from the Company.

The 2009 Company matching contributions on pre-tax contributions and Roth elective deferrals were made to the Morgan Stanley Stock Fund under the Plan in January 2010. The amount of the 2009 Company matching contribution to the Plan was $92,172,875 of which $87,192,057 was funded by treasury shares and $4,980,818 was covered by forfeitures already in the Plan. A receivable was recorded at December 31, 2009, for the $87,192,057 contribution and paid by the Company in January 2010. The amount of the 2008 Company matching contribution to the Plan was $105,928,585 of which $104,298,438 was funded by treasury shares and $1,630,147 was covered by forfeitures already in the Plan. A receivable was recorded at December 31, 2008 for the $104,298,438 contribution and paid by the Company in January 2009.

Account Transfers — In March 2009, the Company authorized the Trustee to accept the assets of the former FrontPoint Partners 401(k) Plan, a defined contribution plan offered by FrontPoint Partners prior to its acquisition by the Company. The related account transfers into the Plan are reported in the statement of changes in net assets available for benefits

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, allocations of the Company contributions and Plan earnings, and charged with an allocation of Plan losses and administrative expenses not otherwise paid by the Company. Allocations are based on the participant’s balance and earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan and are held within the Master Trust (see Note 8). As of December 31, 2009, the Plan offered 13 mutual funds, 14 commingled or collective trust funds, 1 stock fund, 3 separate accounts and a stable value program.

The Plan is intended to meet the requirements of section 404(c) of ERISA, with the result that participants, and no other fiduciaries, are responsible for the investments selected by Participants for their Plan accounts.

Vesting — Participants are vested immediately in their contributions plus earnings thereon. Employees newly hired on or after January 1, 2004, are vested in any Company contributions upon the earlier of: (i) completing three years of service, or (ii) termination of employment due to death, retirement or release or total and permanent disability, as defined by the Plan.

Other— Certain reservists and persons who provide military service are entitled to additional rights under the Plan. Additional rules apply to participants resident in Puerto Rico or in the event that the Plan becomes top-heavy as described in the Code.

Forfeitures — Forfeitures are used to reduce the year-end Company contributions for the year in which the forfeiture occurred. The forfeited nonvested account balance of $4,980,818 for year ended December 31, 2009, was used to reduce the 2009 year-end Company match contribution made to the Plan in January 2010. The forfeited nonvested account balance of $1,630,147 for year ended December 31, 2008, was used to reduce the 2009 year-end Company match contribution made to the Plan in January 2009.

Loans to Participants — Generally, participants may borrow from their Plan accounts up to the lesser of $50,000 or 50% of their vested account balance. The loan is secured by the balance in the participant’s account and bears interest at a rate determined by the Plan Administrator. Retirement Contributions are not eligible for loans. Each loan processed is charged a $75 administrative fee. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits — Participants may elect to receive all or a portion of their vested account balance following termination of employment.

Participants may withdraw any vested amount allocated to their accounts in-service after attaining age 59-1/2. In the event of a hardship, participants may withdraw their vested employee and Company contributions to the extent permitted by the Plan. Voluntary employee contributions made before 1984 and after-tax employee contributions made after 1983 also may be withdrawn in-service. Payments are made in cash and/or in-kind in shares of stock. Non-hardship in-service withdrawals are limited to eight per year.

A participant may elect to receive his or her vested interest in the Morgan Stanley Stock Fund in the form of shares recorded electronically in book entry form on the records of the Company’s transfer agent, BNY Mellon Shareowner Services via Direct Registration System (“DRS”).

Plan Termination — Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In such event, participants become fully vested in any employer contributions to the extent required by the Code.

Employer Stock Provisions – The portion of the Plan that is invested in the Morgan Stanley Stock Fund and invested in “employer securities” as defined in the Code is designated an employee stock ownership plan to the extent provided in the Plan, and subject to additional plan provisions, including the right for participants to elect to receive current cash dividend distributions relating to the Morgan Stanley Stock Fund.

Voting and Tender Rights — Each participant has the right to direct the Trustee on voting and tender decisions with respect to shares of Company stock allocable to his or her account under the Morgan Stanley Stock Fund and, in the case of voting (but not tender) decisions, a ratable share of any unvoted shares of Company stock held in the Trust Fund.  Each participant may direct a vote on shares of Company common stock allocated to his or her Plan account and is notified by the Trustee prior to the time that such right is to be exercised.

Unvoted shares, including shares held in the forfeiture account, are voted in the same proportion as the total actual votes cast for or against the matter under consideration. Shares for which no tender direction is given by the participant to the Trustee will not be tendered. If there is a tender for less than all shares or if there are more tender directions than can be satisfied, participant shares are tendered on a pro rata basis. Voting and tender decisions are confidential. The right to provide directions on voting and tender decisions makes each participant a fiduciary of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates —  The preparation of financial statements requires Plan management to make estimates and assumptions regarding the valuation of certain financial instruments that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from the estimates and assumptions used.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan, unless paid by the Plan’s Sponsor, as provided in the Plan document. The Plan Sponsor is under no obligation to pay the Plan’s administrative expenses. Investment fund balances were adjusted by $228,742 during the year ended December 31, 2009 for administrative fees.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. All amounts allocated to participants who elected to withdraw from the Plan during the years ended December 31, 2009 and 2008 were paid prior to year end.

Risks and Uncertainties — The Plan utilizes various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Financial Instruments and Fair Value — The Plan’s investments are stated at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. (See Note 10).

In determining fair value, the Plan uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect the Plan’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Plan in determining fair value is greatest for instruments categorized in Level 3.

The Plan uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3. In addition, a continued downturn in market conditions could lead to further declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investment Valuation and Income Recognition — Quoted market value of publicly traded security investments is based on the last sales price, the prevailing bid price or the prevailing net asset value at the close of trading on December 31. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

In accordance with GAAP, the Stable Value Program is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Loan receivables are valued at the outstanding loan balances, which approximate fair value.

Plan investments are recorded on a trade date basis. The cost of security investments is based on the average cost method for individual securities.

Dividend income is recognized on the ex-dividend date. Benefits are recorded when paid. All other accounting records of the Plan, including, but not limited to, interest and dividends earned on investments, are recorded on an accrual basis.

New Accounting Pronouncements —
In July 2009, the Financial Accounting Standards Board (“FASB”) issued accounting guidance to establish the FASB Accounting Standards Codification (“Codification”) to become the source of authoritative U.S. generally accepted accounting principles (“U.S. GAAP”) recognized by the FASB to be applied by nongovernmental entities.

All other accounting literature not included in the Codification will be considered non-authoritative. The Codification does not change current U.S. GAAP.

In May 2009 and February 2010, the FASB issued accounting guidance to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. The Plan’s adoption of the guidance that was effective for periods ending after June 15, 2009 did not have a material impact on the Plan’s financial statements.

In April 2009, the FASB issued guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. The guidance provides additional application guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The adoption of the guidance did not have a material impact on the Plan’s financial statements.

In September 2009, the FASB issued additional guidance about measuring the fair value of certain alternative investments, such as hedge funds, private equity funds, real estate funds and venture capital funds. The guidance allows companies to determine the fair value of such investments using net asset value (“NAV”) as a practical expedient and also requires disclosures of the nature and risks of the investments by major category of alternative investments. The adoption on December 31, 2009 did not have a material impact on the Plan’s financial statements.

In January 2010, the FASB issued guidance adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. The new guidance is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact this guidance will have on the Plan’s financial statements.

3.	INVESTMENTS

All investments are participant-directed and were held within a trust account that became a master trust with the introduction of the Savings Plan (See Notes 1 and 8).

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008, are as follows:

Investment	2009	2008

Plan interest in Master Trust	$4,308,104,049	$-
Morgan Stanley Stock Fund	-	673,555,637
Stable Value Program*	-	672,618,836
MSIF Inc. U.S. Large Capital Growth	-	176,221,084
Mellon S&P 500 Fund**	-	205,071,070
MSIF Inc. Emerging Markets***	-	138,719,283
MSIF Inc. International Equity	-	207,251,769

* Contract Value
** Common/ collective trust (portfolio is not publicly traded)
*** Represented less than 5% of Plan assets in 2008

During the six month period ended June 30, 2009 prior to the introduction of the Savings Plan, the Plan’s net appreciation of investments was as follows:

Common Stock	$590,019,474
Registered Investment Companies	98,843,109
Common Collective Trust	67,051,450
Managed Accounts:
PIMCO Real Return	5,260,695
MSIM Emerging Market Debt SA	4,231,557
PIMCO Foreign Bond	739,721
Jacobs Levy Mid Cap Value SA	112,699
Net appreciation of investments	$766,258,705

Following the July 1, 2009 introduction of the Savings Plan, the Plan’s interest in the Master Trust net investment appreciation for the six month period ended December 31, 2009 was $497,546,364.

4.	DERIVATIVE INSTRUMENTS AND COMMITMENT TO PURCHASE AGREEMENTS

Derivative instruments are permitted in the Plan’s portfolio only to the extent that they comply with all of the Plan’s policy guidelines, and are consistent with the Plan’s risk and return objectives. In addition, derivative instruments may only be used if they are deemed to be more attractive than a similar direct investment in the underlying cash market, or if the investment vehicle is being used to manage the risk of the portfolio and any use of derivative instruments may not result in exposure of the Plan to investment sectors that are otherwise prohibited under the investment guidelines.

The investment guidelines established with each separate account manager for the Plan set forth the guidelines for the commitments that an investment manager may make with respect to derivative instruments. This investment policy does not apply to unleveraged securitized pools of assets or instruments with structured payment characteristics. The guidelines include, but are not limited to: futures and options contracts; and swaps.

Risks arise from adverse changes in the fair value of these contracts (market risk) and from losses that result from the failure (or absence) of internal controls to prevent or detect problems (control risk).

Futures and Options — The Master Trust and the trust account held certain futures contracts on Eurodollars within the underlying investments of the Stable Value Program during 2009 and 2008 and within the underlying investments of the PIMCO Core Fixed Income Fund during 2009. The fair value of the futures contracts in the Master Trust and the trust account were $272,425 and $(38,288) at December 31, 2009 and 2008, respectively. Written options were used during 2009 in the underlying investments of the Stable Value Program and the PIMCO Core Fixed Income Fund. When an option is written, an amount equal to the premium received is recorded as an asset and is subsequently adjusted to the current market value of the option written. The fair value of written options liabilities in the Master Trust was $(65,656) at December 31, 2009. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

Swaps — Under the investment manager standard International Swap and Derivatives Association agreements, counterparty risk is limited by provisions which allow for the mutual exchange of collateral should a swap market value exceed $250,000. Further, the investment managers are instructed to restrict trading to those counterparties with the largest capitalization and highest credit ratings in the industry. Investment manager policy is to execute swaps only with counterparties whose credit rating is A-/A3 or better. At December 31, 2009 and 2008, the investment assets held in the Master Trust and trust account included positions in several interest rate swaps where fixed rates were paid to counterparties in exchange for floating rates. These assets were held within the underlying investments of the Stable Value Program during both 2009 and 2008, the PIMCO Core Fixed Income Fund during 2009 and the Morgan Stanley Investment Management (“MSIM”) Emerging Market Debt Fund during 2008. The fair value of the interest rate swaps in the Master Trust and trust account were $(385,651) and $3,046,780 at December 31, 2009 and 2008, respectively. At December 31, 2009, the Master Trust also had several positions within the underlying investments of the PIMCO Core Fixed Income Fund in credit default swaps having a fair value of $2,854. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

Commitment to Purchase Agreements — The investment manager, PIMCO, entered into several positions as a seller of TBA’s (“to be announced”), a tool used to purchase or sell mortgage pass-through securities (“MBS”). These positions were consistent with PIMCO’s view that mortgages were approaching historically fair-to-rich valuations in part due to the Fed’s Agency MBS purchase program. The difference between the forward settlement price and the current price is considered the embedded financing rate of holding a TBA and reflects an investor's ability to defer payment for the security and invest the cash until settlement. By actively managing the short-term investments that back the mortgage TBA positions, PIMCO believes it can receive a return on the cash needed for future settlement greater than the implied financing rate. Accordingly, PIMCO has advised that it may choose to continue rolling TBA’s to a future delivery date on behalf of the Master Trust rather than taking delivery of the pass-through securities. The fair value of the commitments in the Master Trust were $(66,187,732) at December 31, 2009. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

5.	INVESTMENT CONTRACTS

The Stable Value Program (the “Program”) is a separately-managed account held within the Morgan Stanley 401(k) Plan trust whereby participants have an opportunity to execute Plan transactions at contract value. Contract value represents contributions made to the Program, plus earnings, less participant withdrawals.

The Program is primarily composed of a portfolio of bonds and other fixed income securities owned by the Plan, plus investment contracts issued by financial institutions that are designed to provide (i) a contract value “wrap” around the majority of the Program’s underlying fixed income portfolio (the “Wrapped Assets”) and (ii) a stabilized interest crediting rate (the “Wrap Crediting Rate”), which is reset monthly, but not below zero. From November 1, 2009 through October 31, 2012, (i) the Wrap Crediting Rate, as determined under each wrap contract, after deducting the cost of each contract, will not be less than 1.50% per year, and (ii) the cost of each wrap contract will be limited to 8 bps per annum on Wrapped Assets. The wrap contracts seek to amortize realized and unrealized gains and losses on the Wrapped Assets over their duration through adjustments to future Wrap Crediting Rates. Unless otherwise agreed upon, the primary variables impacting future Wrap Crediting Rates include the current yield, duration, any existing difference between market and contract values of the Wrapped Assets and contract issuer, and Program and portfolio management fees. In addition to its Wrapped Assets, for liquidity purposes, the Program invests in short-term cash and equivalents which are not subject to the wrap contracts or otherwise guaranteed. The Program Crediting Rate (or yield) is the annualized rate a participant receives on an investment in the Program equal to the sum of (i) the Wrap Crediting Rate multiplied by the percentage of the Program’s assets that are Wrapped Assets, and (ii) the annualized actual market returns on the Program’s assets invested in short-term cash and equivalents (which change daily) multiplied by the percentage of the Program’s assets invested for liquidity.

Wrap Contracts:

Although the terms of the Program’s wrap contracts vary, wrap contracts generally are structured to be “evergreen”, subject to certain termination provisions. Wrap contracts typically permit termination by the entity retained by the Plan’s investment committee to manage the Program’s wrap contracts and liquidity (the “Program Advisor”) upon notice at market value. Also, wrap contracts typically provide for automatic termination if the contract value or the market value of the contract equals zero. If the market value equals zero due to a contract value withdrawal (but not a market value withdrawal), the contract issuer generally must pay the Program the remaining contract value. If the Program defaults in its obligations under the agreement and such default is not cured within the time permitted, then the wrap contract may be terminated by the contract issuer at market value. Generally, wrap contracts permit the contract issuer or Program Advisor to elect at any time to convert the wrapped portfolio to a declining duration strategy whereby the contract would terminate on a date which is based on the duration of the Wrapper Assets on the date of such election (“Amortization Election”). After the effective date of an Amortization Election, the Wrapped Assets must conform to the guidelines agreed upon by the contract issuer and the Program Advisor for the Amortization Election period. Such guidelines are intended to result in contract value equaling market value of the Wrapped Assets by such termination date. Other termination events may apply under a particular wrap contract.

Limitations on the Ability of the Program to Transact at Contract Value:

Certain Plan Sponsor-initiated events and other events may limit the ability of Program Participants to transact at contract value. The Plan Sponsor believes that the occurrence of events that would cause the Program to transact at less than contract value is not probable.

Plan Sponsor-initiated Events —Although the terms of the Program’s wrap contracts vary (and may include additional events not listed below), the following are typical of types of employer-initiated events and other events that may limit the ability of an individual investing in a program like the Program to transact at contract value:

•	A failure of the plan or its trust to qualify for exemption from federal income taxes or of the wrap contract to qualify for a prohibited transaction exemption under ERISA

•	Any communication given to a plan participant designed to influence the participant not to invest in the program or to transfer assets out of the program

•	Any transfer of assets from the program directly into a competing investment option

•	The establishment of a new plan that competes with the plan for employee contributions

•	Complete or partial termination of the plan or its merger with another plan

•	A group termination or layoff, the closing of a plant, unit or facility or exclusion of a group of employees from participation in the plan

•	Implementation of an early retirement program

Other events potentially limiting the ability of a participant to transact at contract value typically include substantive modifications to a program or its administration to which the contract issuer has not consented in advance and any change in law, regulation, or administrative ruling that could have a material adverse effect on the program’s cash flow.

Certain Risks —It is the policy of the Program to maintain a stable net asset value (NAV), although there is no guarantee that the Program will be able to do so. If any wrap contract terminates or otherwise fails to support the Program’s contract value, and if the market value of Wrapped Assets is less than their contract value, the Program’s NAV may decline. The Program’s ability to receive amounts due under the wrap contracts is dependent on the issuers’ ability to meet their financial obligations. The wrap issuers’ ability to meet their contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Program is unlikely to maintain a stable NAV if, for any reason, it cannot maintain wrap contracts covering its Wrapped Assets. This could result from the Program’s inability to find a replacement wrap contract following termination of a wrap contract. Wrap contracts are nontransferable and have no trading market. There are a limited number of contract issuers. Subject to certain exceptions, the Program may lose wrap contract coverage for all or a portion of its Wrapped Assets that are in default or otherwise impaired.

Special Program Agreement:

On September 30, 2009, the Plan Sponsor entered into an agreement with the Program Advisor and contract issuers. Under the agreement, the Plan Sponsor funded $20 million to the Program on October 15, 2009. The Plan recorded this amount as an increase in net investment income in the statement of changes in net assets available for benefits. Additionally, under certain conditions, the Plan Sponsor may have a future obligation to make a payment of $40 million to the Program following the third anniversary of the agreement, after which the Program would be wound down over a period of time. The future obligation is contingent upon whether the ratio of the market value to the contract value of the Wrapped Assets falls below a specific threshold and the Plan Sponsor and the contract issuers all decline to make payments to restore the Program to such threshold as of the third anniversary of the agreement.

The Program’s yield was 1.59% and 0.05% as of December 31, 2009 and 2008, respectively. The Program’s contract value at December 31, 2009 and 2008, was $629,679,807 and $672,618,836, respectively, and its fair market value net of receivables and payables at December 31, 2009 and 2008, was $585,993,496 and $556,848,829, respectively.

Average Yields

Stable Value Program average yields:	2009
Based on annualized earnings (1)	3.36%
Based on interest rate credited to participants (2)	1.59%

(1) Computed by dividing the annualized one-day actual earnings of the Program on the last day of the plan year by the fair market value of the investments on the same date.

(2) Computed by dividing the annualized one-day interest credited to participants on the last day of the plan year by the fair market value of the investments on the same date.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2009, there were 33 investment options within the Master Trust available in the Plan, 9 of which are managed by Morgan Stanley Investment Management, 1 of which is managed by an affiliate of the Plan’s Trustee, 22 of which are managed by third parties and 1 stock fund (a Morgan Stanley Stock Fund). The BlackRock FedFund was only available for participants of the Savings Plan. Total party-in-interest investments (excluding loan balances) amounted to $3,485,186,486 and $2,476,130,957 at December 31, 2009 and 2008, respectively. The Mellon S&P 500 Fund is a common collective trust sponsored by The Bank of New York Mellon who is the Trustee and Custodian for the Plan. Total investments for this fund sponsored by The Bank of New York Mellon were $268,898,618 and $205,071,070 at December 31, 2009 and 2008, respectively, and the fund appreciated by $56,897,369 during the year ended December 31, 2009. Dwight Asset Management is an external investment advisor for the Plan and the Stable Value Program, which held $629,679,807 and $672,618,836 at December 31, 2009 and 2008, respectively, and which earned income of $3,549,213 (net of management fees) during the year ended December 31, 2009. The remaining party-in-interest investments, totaling assets of $2,586,608,061 and $1,598,441,051 as of December 31, 2009 and 2008, respectively, and appreciated $967,846,717 during the year ended December 31, 2009, are funds managed by Morgan Stanley Investment Management.

Certain officers and employees of the Plan Sponsor (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Plan Sponsor pays these salaries and other administrative expenses on behalf of the Plan. Certain fees, including fees for the investment management services, to the extent not paid by the Plan Sponsor, are paid by the Plan.

At December 31, 2009 and 2008, the Master Trust held 383,058,854 units and 356,238,826 units of common stock of Morgan Stanley with a cost basis of $1,388,261,440 and $1,678,429,487, respectively. To provide participants the opportunity to elect to receive cash payment of the dividends paid on the Morgan Stanley Stock Fund, prior to the merger of the ESOP into the Plan, the Plan shares were transferred quarterly to the ESOP wherein dividends were earned. After the merger, eligible participants have the opportunity to elect to receive cash payment of the dividends paid on the Morgan Stanley Stock Fund held within the Plan to the extent provided in the Plan. The Morgan Stanley Stock Fund had dividend income of $20,050,402 as of December 31, 2009.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated May 13, 2009, that the Plan and its related trust were designed in accordance with the applicable regulations of the Code.

In addition, the Plan has also received a determination letter from the Commonwealth of Puerto Rico, Department of the Treasury dated May 2, 2007, that the Plan meets the requirements of Section 1165(a) of the Puerto Rico Internal Revenue Code (the “Puerto Rico Code”). The Plan has been amended since receiving the letter, however, the Plan Sponsor and the Plan Administrator believe the Plan is currently designed and operated in compliance with the applicable requirements of the Puerto Rico Code.

Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	INTEREST IN MORGAN STANLEY DEFINED CONTRIBUTION MASTER TRUST

At December 31, 2009, all of the Plan’s investments are held in a trust account at the Trustee and consist of an undivided interest in an investment account of the Master Trust, established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of certain assets of the Plan and the Savings Plan for investment and administrative purposes. However, although these assets of the Plan and the Savings Plan are commingled in the Master Trust for investment purposes, the Trustee maintains supporting records for the purpose of allocating the net appreciation or depreciation of the investment account to the participating plans. The net investment income of the investment assets was allocated by the Trustee to each participating plan based on the performance of each investment attributable to each plan.

At December 31, 2009, the Plan’s interest in the Master Trust, excluding loans receivable which were recorded at the Plan level, was approximately 97%. At December 31, 2008, the Plan existed as one tax-qualified defined contribution plan held in the trust account.

The following table represents the fair values of the investments of the Master Trust as of December 31, 2009:

Investments:
Common stock
Party-in-interest	$1,339,327,385
Registered investment companies
Money Market (other)	20,478,916
Equity
Party-in-interest	1,119,597,582
Other	266,984,492
Fixed income (other)	58,078,736
Real Estate Investment Trust (party-in-interest)	73,367,219
Common collective trust—balanced
Party-in-interest	268,898,618
Other	413,226,004
Managed Accounts
Stable Value Program (party-in-interest)	585,993,496
PIMCO Core Fixed Income (other)	105,484,515
PIMCO Real Return (other)	99,986,468
MSIM Emerging Market Debt SA (party-in-interest)	54,315,875
PIMCO Foreign Bond (other)	25,400,845
Jacobs Levy Mid Cap Value SA (other)	13,226,351
Investments at Fair Value	4,444,366,502
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	43,686,311

Total investments	$4,488,052,813
Plan's interest in Master Trust investments at fair value	$4,308,104,049

The following table represents net investment appreciation for the Master Trust for the six month period ended December 31, 2009 after the introduction of the Savings Plan effective July 1, 2009:

Net appreciation:
Common stock
Party-in-interest	$22,723,489
Other	49,835,263
Registered investment companies
Money market (other)	1,470
Equity
Party-in-interest	215,382,165
Other	47,475,604
Fixed income
Party-in-interest	1,289,910
Other	5,387,972
Balanced (other)	47,092,723
Real Estate Investment Trust (party-in-interest)	19,313,755
Common collective trusts—balanced
Party-in-interest	49,535,284
Other	5,190,978
Managed Accounts
MSIM Emerging Market Debt SA (party-in-interest)	5,931,779
Jacobs Levy Mid Cap Value SA (other)	2,506,377
PIMCO Foreign Bond (other)	1,739,193
PIMCO Real Return (other)	6,026,924
PIMCO Core Fixed Income (other)	1,501,558

Total net appreciation in fair value of investments	480,934,444

Total interest	2,450,087
Total dividends	21,948,417

Total net investment income for Master Trust	$505,332,948

Plan's interest in net investment income for Master Trust	$497,546,364

In accordance with GAAP, the Master Trust presents investment contracts at fair value, as well as an additional line item above and on the statement of net assets available for benefits showing an adjustment of the fully benefit-responsive contracts from fair value to contract value. Net investment income for the Master Trust is presented on a contract value basis. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Contract value represents contributions made to the Program, plus earnings, less participant withdrawals.

9.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008

Net assets available for benefits per the financial statements	$4,494,043,147	$3,301,265,071
Amounts allocated to withdrawing participants	-	-
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	(43,686,311)	(115,770,007)

Net assets available for benefits per the Form 5500	$4,450,356,836	$3,185,495,064

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2009:

Increase in net assets available for benefits per the financial statements	$1,189,956,327
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts December 31, 2008	115,770,007
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts December 31, 2009	(43,686,311)

Increase in net assets available for benefits per the Form 5500	$1,262,040,023

10.	FAIR VALUE MEASUREMENTS

The following investment option disclosures apply to the investment funds in the Master Trust at December 31, 2009 and in the trust at December 31, 2008.

Registered Investment Companies (“RIC’s”) – Exchange Listed NAV – Mutual funds that are registered with the SEC and are intended to meet the requirements of the Investment Company Act of 1940 with respect to income distribution, fee structure, and diversification of assets. During 2009, the trust account held investments in MSIF Funds, the Royce Special Equity Fund, the Dodge & Cox Stock Fund, the Van Kampen Growth & Income Fund, the Stone Harbor High Yield Bond Fund and the BlackRock FedFund (introduced during 2009 for participants of the Savings Plan). These funds are listed and traded on an active exchange at their NAV’s and are therefore categorized as Level 1 in the fair value hierarchy. At December 31, 2009, the fair value of the exchange listed RIC’s in the aggregate was $1,538,506,945, there were no unfunded commitments and no restricted redemption notice period. With the exception of the BlackRock FedFunds investment option which has no restrictions on sales, the Plan prohibits the sale of these investment options within 30 days of a purchase into that investment option. During 2009, the Plan closed to participants the option to invest in the MSIF Trust Investment Grade Fixed Income Fund and the LongLeaf Partners Fund.

Managed Accounts – Common Stock Funds, Separate Accounts, Stable Value Program and Non-public RIC’s  - During 2009, the trust account held investments in the Morgan Stanley Stock Fund and the Discover Stock Fund. In addition to these funds holding Morgan Stanley or Discover common stock, both funds contained a short-term investment fund to facilitate participant transactions in and out of the funds. The Discover Stock Fund was closed in October 2009. Because the Common Stock Funds held more than common stock shares, they are categorized as Level 2 in the fair value hierarchy. At December 31, 2009, the fair value of the Morgan Stanley Stock Fund was $1,339,327,385, there were no unfunded commitments and no restricted redemption notice period. The Company has specific rules that govern employee transactions in Morgan Stanley stock and these restrictions (including applicable window period restrictions) apply to the Morgan Stanley Stock Fund. Employees may only transact in Morgan Stanley stock (including the Morgan Stanley Stock Fund) during a window period. Shorter window periods will apply to those employees deemed as Access Persons by the Company. Access Persons are prohibited from selling the Morgan Stanley Stock Fund within six months of a purchase.

The Separate Accounts are professionally managed portfolios of securities that use pooled money to buy investments owned by the participants. The participants share in the appreciation and depreciation in proportion to their contribution to the account. The investment account is administered and supervised by an investment manager who decides how to invest the funds contributed by investors. The investment manager is responsible for determining the fund’s NAV. During 2009, the trust account held investments in the MSIM Emerging Market Debt Fund, the Jacobs Levy Mid Cap Value Fund, the PIMCO Core Fixed Income Fund (introduced as an investment option during 2009) and the Stable Value Program. Terms of the Investment Management Agreements for the Separately Managed Accounts, other than the Stable Value Program, permit the termination of the agreement and the distribution of the fund securities at fair value within 30 days. These funds were categorized as Level 3 of the fair value hierarchy irrespective of the ability to readily redeem the investment at that value prior to the adoption of the additional guidance about fair value of alternative investments issued by FASB in September 2009. The Plan adopted this new guidance effective December 31, 2009 and, as such, Separately Managed Accounts, other than the Stable Value Program, have been reclassified from Level 3 to Level 2 of the fair value hierarchy. At December 31, 2009, the fair value of these Separately Managed Accounts in the aggregate was $173,026,741, there were no unfunded commitments and no restricted redemption notice period. With the exception of the Stable Value Program investment option which has no restrictions on sales, the Plan prohibits the sale of these investment options within 30 days of a purchase into that investment option.

The Stable Value Program invests in wrap contracts with Royal Bank of Canada, Bank of America and NATIXIS Financial Products, which are collateralized by shares of the MSIFT Core Plus Fixed Income Portfolio and the PIMCO Intermediate Fixed Income Portfolio, a separately managed account. In addition to the wrap contracts and collateralized assets, the Program invests in the MSIFL Prime Portfolio and a short-term investment fund at the Trustee. The Program is carried at contract value and the fair value of the underlying assets is determined by Dwight Asset Management, the Program Advisor. The fair value of the Stable Value Program is categorized as Level 3 in the fair value hierarchy. At December 31, 2009, the fair value of the Stable Value Program was $585,993,496, there were no unfunded commitments, no restricted redemption notice period and the Plan does not restrict the frequency of redemptions.

The non-public RIC’s are investments in the PIMCO Foreign Bond (unhedged) and the PIMCO Real Return Fund that, while RIC’s, require the Trustee to calculate the NAV since these funds have a daily interest rate factor that pays a monthly dividend. These funds are readily redeemable at their calculated NAV’s and are therefore categorized as Level 2 in the fair value hierarchy. At December 31, 2009, the fair value of these non-public RIC’s in the aggregate was $125,387,313, there were no unfunded commitments and no restricted redemption notice period.

The Plan prohibits the sale of these investment options within 30 days of a purchase into that investment option.

Common/ Collective Trust Funds- The investment account is administered and supervised by an investment manager who decides how to invest the contributed funds. The investment manager has the responsibility for determining the fund’s NAV. During 2009, the trust account held investments in funds managed by BlackRock, Inc., in the Pyramis Select International Small Cap Fund and in a collective trust sponsored by the Trustee. Terms of the Investment Management Agreements permit the termination of the agreement and the receipt of the fund securities at fair value within 30 days. Common/ Collective Trust Funds were categorized as Level 3 of the fair value hierarchy irrespective of the ability to readily redeem the investment at that value prior to the adoption of the additional guidance about fair value of alternative investments issued by FASB in September 2009. The Plan adopted this guidance effective December 31, 2009 and, as such, Common/ Collective Trust Funds have been reclassified from Level 3 to Level 2 of the fair value hierarchy. At December 31, 2009, the fair value of these Common/ Collective Trust Funds in the aggregate was $682,124,622, there were no unfunded commitments and no restricted redemption notice period. Other than the BlackRock Funds, to which the Plan does not restrict the frequency of redemptions, the Plan prohibits the sale of the Common/ Collective Trust Fund investment options within 30 days of a purchase into that investment option. A 2% redemption fee applies to all transfers in and out of the Pyramis Select International Small Cap Fund within 90 days of acquisition for disposition of shares other than for loans, hardship withdrawals, minimum required distributions, redemptions pursuant to systematic withdrawal programs, forfeiture of assets, return of excess contribution amounts, redemptions related to death, disability, or qualified domestic relations orders and payment of plan fees. At November 30, 2009, the BlackRock Lifepath Index 2010 Fund was merged into the BlackRock Lifepath Retirement Index fund.

The following tables set forth by level within the fair value hierarchy the investment assets at fair value in the Master Trust as of December 31, 2009 and Plan trust account as of December 31, 2008. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets at Fair Value as of December 31, 2009
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs

	Level 1	Level 2	Level 3	Total
Registered Investment Companies
Equity Funds	$1,386,582,074	$-	$-	$1,386,582,074
Fixed Income Funds	58,078,736	-	-	58,078,736
Real Estate Investment Trust Funds	73,367,219	-	-	73,367,219
Money Market Funds	20,478,916	-	-	20,478,916
Managed Accounts
Common Stock Funds	-	1,339,327,385	-	1,339,327,385
MSIM Emerging Markets Debt SA	-	54,315,875	-	54,315,875
PIMCO Foreign Bond	-	25,400,845	-	25,400,845
PIMCO Real Return	-	99,986,468	-	99,986,468
PIMCO Core Fixed Income	-	105,484,515	-	105,484,515
Jacobs Levy Mid Cap Value SA	-	13,226,351	-	13,226,351
Stable Value Program	-	-	585,993,496	585,993,496

Common/ Collective Trusts	-	682,124,622	-	682,124,622

Total Investment in Master Trust	1,538,506,945	2,319,866,061	585,993,496	4,444,366,502

Participant Loans	-	-	45,781,914	45,781,914
	$1,538,506,945	$2,319,866,061	$631,775,410	$4,490,148,416

	Investment Assets at Fair Value as of December 31, 2008
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs

	Level 1	Level 2	Level 3	Total
Registered Investment Companies	$1,176,194,934	$-	$-	$1,176,194,934

Managed Accounts
Common Stock Funds	-	798,147,550	-	798,147,550
Stable Value Program	-	-	556,978,873	556,978,873
MSIM Emerging Markets Debt SA	-	-	36,718,815	36,718,815
PIMCO Foreign Bond and Real Return	-	-	43,661,823	43,661,823
Jacobs Levy Mid Cap Value SA	-	-	4,710,828	4,710,828

Common/ Collective Trust	-	-	412,569,722	412,569,722

Participant Loans	-	-	49,239,475	49,239,475
	$1,176,194,934	$798,147,550	$1,103,879,536	$3,078,222,020

Level 3 Gains and Losses — The table below sets forth a summary of changes in the fair value of the trust account’s level 3 investment assets for the year ended December 31, 2009.

	Balance, beginning of year	Realized gains/(losses)	Unrealized gains/(losses)	Purchases, settlements and dispositions	Transfers out(1)	Balance, end of year	The amount of total loss for the period included in net assets attributable to the change in unrealized loss related to assets still held at the reporting date
Stable Value Program	$556,978,873	$17,071,011	$(13,521,798)	$25,465,410	$-	$585,993,496	$(13,826,918)
MSIM Emerging Market Debt SA	36,718,815	(432,824)	10,596,161	7,433,723	(54,315,875)	-	-
PIMCO Foreign Bond	8,243,276	(74,387)	2,553,301	14,678,655	(25,400,845)	-	-
PIMCO Real Return	35,418,547	250,413	11,037,206	53,280,302	(99,986,468)	-	-
PIMCO Core Fixed Income	-	5,725	1,495,833	103,982,957	(105,484,515)	-	-
Jacobs Levy Mid Cap Value SA	4,710,828	(337,564)	2,956,640	5,896,447	(13,226,351)	-	-
Common/ Collective Trust	412,569,722	(7,574,634)	129,352,345	147,777,189	(682,124,622)	-	-
Participant Loans	49,239,475	-	-	(3,457,561)	-	45,781,914	-
Total	$1,103,879,536	$8,907,740	$144,469,688	$355,057,122	$(980,538,676)	$631,775,410	$(13,826,918)

(1) Terms of the Investment Management Agreements for the separately managed accounts, other than the Stable Value Program, and the common/ collective trust funds permit the termination of the agreement and the distribution of the fund securities at fair value within 30 days. These funds were categorized as Level 3 of the fair value hierarchy irrespective of the ability to readily redeem the investment at that value prior to the adoption of the additional guidance about fair value of alternative investments issued by FASB in September 2009. The Plan adopted this guidance effective December 31, 2009 and, as such, the separately managed accounts, other than the Stable Value Program, and the common/ collective trust funds have been reclassified from Level 3 to Level 2 of the fair value hierarchy at December 31, 2009.

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SUPPLEMENTAL SCHEDULE

MORGAN STANLEY 401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
(a)	(b)	(c)	(d)	(e)
*	Various Participants	Participant Loans (secured by	**	$45,781,914 1.
account, rates ranging from 4.00% to 10.50%; with maturity dates ranging from 2010 to 2024
TOTAL				$45,781,914 1

*  Party-in-interest

**  Cost information is not required for participant-directed investments and, therefore, is not included.

Index to Exhibits

23.1  Consent of Deloitte & Touche LLP

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Morgan Stanley 401(k) Plan
(Name of Plan)

Date:	June 28, 2010	By:	/s/ Kim M. Murray
(Signature)
		Name:	Kim M. Murray
		Title:	Morgan Stanley Director of Benefits